SVC Financial Services, Inc.
235 Montgomery Street, Suite 956
San Francisco, CA 94104

February 2, 2006

VIA ELECTRONIC SUBMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement on Form SB-2 (the “Company”) Initially Filed November 10, 2005 File No. 333-129635

Ladies and Gentlemen:

The Company hereby respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal by the Company of its Registrant's Registration Statement on Form SB-2 filed with the Commission on November 10, 2005 (File No. 333-129635) (the "Registration Statement"). No securities were offered or sold pursuant to the Registration Statement.

The Company requests this withdrawal because it has elected not to pursue the registration of the securities included therein at this time. Please apply the Company’s filing fee to its account with the Commission.

Thank you for your assistance in this matter.

SVC Financial Services, Inc.

By:	/s/ Christopher Haigh
Christopher Haigh
Chief Executive Officer